SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------


                                 SCHEDULE 14D-1

                             AMENDMENT NO. 1 TO THE
                             TENDER OFFER STATEMENT
                                (FINAL AMENDMENT)
      (Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)

                                NTS-PROPERTIES VI
                                (Name of Issuer)

                                    ORIG, LLC
                        (Name of Person Filing Statement)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    62942E407
                      (CUSIP Number of Class of Securities)

                          J.D. Nichols, Managing Member
                                    ORIG, LLC
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Person Filing Statement)

                                    Copy to:

                             Michael J. Choate, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4066

                                November 9, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)


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



                               AMENDMENT NO. 2 TO
                    TENDER OFFER STATEMENT ON SCHEDULE 14D-1
                                (FINAL AMENDMENT)
                                  INTRODUCTION

         This Amendment No. 1 dated December 28, 1999 supplements and amends the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on November 9, 1999 (the "Original Statement") by ORIG, LLC, a Kentucky limited liability company (the "Bidder") regarding the offer of NTS-Properties VI and the Bidder (collectively, the "Offerors") to purchase in the aggregate up to 500 limited partnership interests in the Partnership. Capitalized terms not defined herein shall have the same meaning as in the Original Statement. A copy of the Offer to Purchase dated November 9, 1999 and the related Letter of Transmittal (which together constitute the "Offer") were incorporated by reference in the Original Statement.

         Under the original terms of the Offer, the Offer expired at 12:00 midnight, Eastern Standard Time, on December 23, 1999. As of December 23, 1999 a total of 1,085 Interests were properly tendered pursuant to the Offer. The Offerors exercised their right under the terms of the Offer to purchase more than 500 Interests and all 1,085 Interests tendered were accepted by the Offerors, without proration. NTS-Properties VI repurchased 250 of these Interests. The Bidder purchased 835 of these Interests. By Press Release dated December 28, 1999, the Offerors announced: (i) that the Offer had terminated as of December 23, 1999, as originally scheduled; and (ii) the final results of the Offer.

         This Amendment constitutes the final amendment to the Original Statement in accordance with General Instruction D to Schedule 14D-1. This amendment is intended to satisfy the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to all securities acquired by the Bidder pursuant to the Offer.

--------------------------------------------------------------------------------
1) Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only): ORIG, LLC ("ORIG")
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     a. |X|
     b. |_|
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Sources of Funds (See Instructions): WC
--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(e) or 2(f): |_|
--------------------------------------------------------------------------------
6) Citizenship or Place of Organization: ORIG, LLC is a Kentucky limited liability company.
--------------------------------------------------------------------------------
7) Aggregate Amount Beneficially Owned by Each Reporting Person: ORIG beneficially owns 4,927 of the limited partnership interests in NTS-Properties VI (the "Partnership"). (1)
--------------------------------------------------------------------------------
8) Check if the Aggregate Amount in Row 7 Excludes Certain Shares (See Instructions): |_|
--------------------------------------------------------------------------------
9)   Percent of Class Represented by Amount in Row 7: 12.6%
--------------------------------------------------------------------------------
10)  Type of Reporting Person (See Instruction): 00
--------------------------------------------------------------------------------

     (1) ORIG disclaims beneficial ownership of 438 of these Interests consisting of: (i) 204 Interests owned by Ocean Ridge Investments, Ltd., a Florida limited partnership ("Ocean Ridge"); (ii) five Interests owned by the General Partner; (iii) 209 Interests owned by BKK Financial, Inc., an Indiana corporation ("BKK"), which is wholly-owned by Mr. J.D. Nichols' wife, Barbara, and two majority-age daughters, Kara Lee Nichols and Kimberly Nichols Segal;
(iv) 10 Interests owned by Kara Lee Nichols; and (v) 10 Interests owned by Kimberly Nichols Segal. Barbara Nichols is the sole limited partner of Ocean Ridge. BKK is the general partner of Ocean Ridge. Mr. Nichols is the Chairman of the Board of BKK.

--------------------------------------------------------------------------------
1) Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only): J.D. Nichols
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     a. |X|
     b. |_|
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Sources of Funds (See Instructions): PF
--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(e) or 2(f): |_|
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization: J. D. Nichols is a citizen of the
     U.S.A.
--------------------------------------------------------------------------------
7) Aggregate Amount Beneficially Owned by Each Reporting Person: J. D. Nichols beneficially owns 4,927 of the limited partnership interests in the Partnership.(1)
--------------------------------------------------------------------------------
8)   Check if the Aggregate Amount in Row 7 Excludes Certain Shares
     (See Instructions): |_|
--------------------------------------------------------------------------------
9)   Percent of Class Represented by Amount in Row 7: 12.6%
--------------------------------------------------------------------------------
10)  Type of Reporting Person (See Instruction): IN
--------------------------------------------------------------------------------

     (1) Mr. Nichols disclaims beneficial ownership of 887 of these Interests, consisting of: (i) 204 Interests owned by Ocean Ridge; (ii) 209 Interests owned by BKK; (iii) five Interests owned by the General Partner; (iv) 10 Interests owned by Kara Lee Nichols; (v) 10 Interests owned by Kimberly Nichols Segal; and
(vi) 449, or 10%, of the Interests owned by ORIG. Barbara Nichols is the sole limited partner of Ocean Ridge. BKK is the general partner of Ocean Ridge. Mr. Nichols is the Chairman of the Board of BKK.

--------------------------------------------------------------------------------
1) Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons entities only): Brian F. Lavin
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     a. |X|
     b. |_|
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Sources of Funds (See Instructions): PF
--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(e) or 2(f): |_|
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization: Brian F. Lavin is a citizen of the U.S.A.
--------------------------------------------------------------------------------
7)   Aggregate Amount Beneficially Owned by Each Reporting Person:
     Brian F. Lavin beneficially owns 4,927 of the limited
     partnership interests in the Partnership.(1)
--------------------------------------------------------------------------------
8)   Check if the Aggregate Amount in Row 7 Excludes Certain Shares
     (See Instructions): |_|
--------------------------------------------------------------------------------
9)   Percent of Class Represented by Amount in Row 7: 12.6%
--------------------------------------------------------------------------------
10)  Type of Reporting Person (See Instruction): IN
--------------------------------------------------------------------------------

     (1) Mr. Lavin disclaims beneficial ownership of 4,478 of these Interests, consisting of: (i) 204 Interests owned by Ocean Ridge; (ii) 209 Interests owned by BKK; (iii) five Interests owned by the General Partner; (iv) 10 Interests owned by Kara Lee Nichols; (v) 10 Interests owned by Kimberly Nichols Segal; and
(vi) 4,040, or 90%, of the Interests owned by ORIG. Barbara Nichols is the sole limited partner of Ocean Ridge. BKK is the general partner of Ocean Ridge. Mr. Nichols is the Chairman of the Board of BKK.

Item 6.  Interest in Securities of the Subject Company.
-------------------------------------------------------

     Reference is hereby made to cover pages 3-5 hereto, which are incorporated herein by reference.

     Except for the purchase of 1,085 Interests for $380 per Interest by the Offerors as of December 23, 1999 pursuant to the Offer, there have not been any transactions involving Interests that were effected during the past forty (40) business days by the Partnership, the General Partner, Ocean Ridge, BKK, ORIG, Mr. Nichols, Mr. Lavin, the Bidder or any other associate or subsidiary of any such person.

Item 11.  Material to be Filed as Exhibits.
-------------------------------------------

     The response to Item 11 of the Schedule 14D-1 is hereby supplemented and amended as follows:

         (a)(6)  Press Release by the Offerors dated December 28, 1999.


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    December 28, 1999               ORIG, LLC, a Kentucky limited liability
                                         company

                                         By: /s/ J. D. Nichols
                                             -----------------
                                             J.D. Nichols,
                                             Its:     Managing Member



                                         J. D. NICHOLS

                                         /s/ J. D. Nichols
                                         -----------------
                                         J.D. Nichols



                                         BRIAN F. LAVIN

                                         /s/ Brian F. Lavin
                                         -----------------
                                         Brian F. Lavin

                                    EXHIBITS

Exhibit
Number                             Description
------                             -----------
(a)(6)              Press Release by the Offerors dated December 28, 1999

                                                                  Exhibit (a)(6)









             Press Release by the Offerors dated December 28, 1999.















631469

     Louisville, Kentucky December 28, 1999. NTS Properties VI (The "Partnership" announced today that the tender offer of the Partnership and ORIG, LLC, an affiliate of the Partnership (collectively with the Partnership, the "Offerors") for up to 1,000 Limited Partnership Interests in NTS- Properties VI, which commenced on November 9, 1999 expired on December 23, 1999.

     The final results of the Offer are as follows: As of December 23, 1999, a total of 1,085 Interests were tendered pursuant to the Offer. The Offeror exercised their right under the terms of the Offer to purchase more than 1,000 Interests, and all 1,085 Interests were accepted. The Partnership repurchased 250 Interests at a price of $380 per Interest, pursuant with the amended Offer; ORIG, LLC purchased 835 Interests at a price of $380 per Interest. Limited Partners whose Interests were purchased as of December 23, 1999 were granted rescission and withdrawal rights through the expiration date of December 23, 1999.

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